FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF,  Frankfurt: FR4

For Immediate Release

Freegold Commences 34,000’ of Resource Expansion Drilling at Almaden

Vancouver, BC, August 2, 2006.  Freegold Ventures Limited (“Freegold”) is pleased to announce the commencement of a 34,000-foot drilling program designed to define new gold resources at its 100% controlled Almaden gold project in western Idaho.  This new drilling follows the recent re-evaluation of the company’s 1997 Watts, Griffis and McOuat Limited (‘WGM”) feasibility study by Hatch Limited, and the generation of a new, independent 43-101 compliant resource by J. D. Graham and Associates Ltd.  The 1997 study is referenced in the 43-101 report that was filed on SEDAR on March 15, 2006.  The historic WGM 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year at an overall 0.6 to 1 strip ratio.

The WGM study recommended that additional drilling be conducted to test areas of the deposit that remained open laterally and at depth.  These possible expansion areas were confirmed during Freegold’s re-modeling of the deposit, and include the following:

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the periphery of the Main and North zones where a number of holes drilled by previous operators intercepted thick intervals of resource grade mineralization (+.011 oz/ton cut-off) that were not brought into the model due to the wide spacing of the drilling;

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the southern portion of the Main zone which remains open;

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depth extensions within the Main and North zones where prior drill holes ended in resource grade material; and

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an area 1,500 feet to the west of the North Zone where seven previous holes intersected significant shallow mineralization (eg. hole SW13: 180 feet grading 0.038 oz/ton, hole SW40: 160 feet grading 0.053 oz/ton). Six of these holes containing resource-grade mineralization are located in a 200-foot by 50-foot wide area that is currently open for more than 500 feet in two directions and between 200 and 300 feet in the other two directions.

Core drilling commenced on July 8, 2006 and a reverse circulation rig is expected to be on site at the beginning of September.  The 34,000 foot resource expansion program is comprised of approximately 2,500 feet of large diameter PQ core drilling that will be used for supplemental metallurgical testing, 16,500 feet of HQ core drilling, and 15,000 feet of RC drilling.  Drilling is forecast to be complete by mid-November at which time a new independent 43-101 resource calculation will be generated.  Mine Development Associates (“MDA”) of Reno, NV has been engaged to assist Freegold in the ongoing modeling of the deposit, and to prepare an updated 43-101 compliant resource calculation.

A new metallurgical test program has also commenced that will seek to enhance the project through improved gold recoveries.  One of Hatch's conclusions from its review was that inadequate testing had been done in the past to determine the optimal crush size for the project.  While the 1997 WGM study was based on minus 6-inch run-of-mine material being placed on the heap leach pads, new metallurgical testing by McClelland Laboratories, Inc. of Reno, NV is testing the leaching characteristics of representative material at five different crush sizes to help determine whether smaller crush sizes and improved recoveries can enhance project economics.  In addition to the 2,500 feet of PQ core being taken from 6 locations within the deposit, the metallurgical testing will also be conducted on bulk tonnage material that will be blasted from three small surface pits in August.

Upon the completion of the updated resource calculation by MDA and the metallurgical testing by McClelland, Freegold will initiate a new preliminary assessment to determine whether the original mine design in the 1997 WGM feasibility study remains the optimal manner in which to develop the deposit.

Qualified Person

The Qualified Person for this release is Michael P. Gross, M.S., P. Geol. Vice President of Exploration for Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company that is actively exploring advanced stage gold projects in Idaho (Almaden), Alaska (Golden Summit) and the Yukon Territory (Grew Creek).  Freegold has recently enhanced its management team with a new President and VP Exploration that have an excellent track record in generating shareholder value through the creation and operation of numerous North American gold producers.  In addition to focusing on its Almaden project, the company is in the process of delineating a series of newly discovered high-grade surface veins at Golden Summit.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.800.667.1870

www.freegoldventures.com

Steve Manz

President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission